
May 6, 2024

John Schlaefer
Chief Executive Officer
GCT Semiconductor Holding, Inc.
2290 North 1st Street, Suite 201
San Jose, California 95131

> **Re: GCT Semiconductor Holding, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 19, 2024**
> **File No. 333-278809**

Dear John Schlaefer:

We have conducted a limited review of your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 Filed April 19, 2024

General

1. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor/private placement investors/PIPE investors and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor/private placement investors/PIPE investors and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

2.   We note that the opinion of Morgan, Lewis & Bockius LLP attached as Exhibit 5.1 states that it is your counsel's opinion that the "Shares have been duly authorized, validly issued, fully paid and non-assessable." Please revise to indicate that the shares associated with the primary offering will be validly issued, fully paid and non-assessable when sold pursuant to the terms of the registration statement.

Cover Page

3.   For each of the securities being registered for resale (including shares, warrants, and any convertible notes/securities), disclose the price that the selling securityholders paid for such securities.

4.   Disclose the exercise prices of the warrants compared to the market price of the underlying security. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

5.   We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your securities.

Risk Factors, page 6

6.   Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of your securities. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also, as applicable, disclose that even though the current trading price is at or significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

7.   In light of the number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

8.   Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's common stock. Your discussion should highlight the fact that Anapass, Inc. and Concord Sponsor Group III LLC, beneficial owners of a substantial portion of your outstanding shares, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use. Please ensure that your disclosure includes each of these entity's beneficial ownership of your outstanding shares as a percentage prior to this offering.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Eranga Dias at 202-551-8107 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing